UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 14, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 14, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                            Date: March 14, 2011
11-11-TR

Teck Announces Coal Production Guidance
Ongoing Issues with Port and Rail

Vancouver, BC – Teck Resources Limited (“Teck”, TCK.A and TCK.B, NYSE: TCK) announced today revised coal sales guidance for the first quarter of 2011.  Sales have been affected by unusually difficult winter weather conditions, which have caused higher than normal rail delays due to avalanches, as well as an unusual number of locomotive power failures and train length restrictions due to cold weather.  These weather related delays, together with two recent non-weather related derailments, and other mechanical issues have affected rail transport. In addition, operations at Neptune Terminals and Westshore Terminals have been affected by issues including high winds and mechanical failures.  These issues have cumulatively affected coal transportation, restricting sales.  The Elkview strike has not been a significant contributor to the reduction in sales as deliveries of Elkview coal from inventory continue, although slower rail loading times at Elkview have also affected rail cycle times.  Teck and the union local representing the Elkview workforce commenced mediation on March 12 and mediation is ongoing.

Teck now expects coal sales in the first quarter to be in the range of 4.6 - 4.9 million tonnes.  This compares to an average of 5.3 million tonnes of sales in the first quarter of each of the last six years.  It is too early to assess any potential impact from the recent earthquake in Japan.  Actual sales volumes will depend on rail and port performance for the balance of the quarter.  Teck is working closely with its rail and port service providers to address these issues and to implement measures intended to enhance rail and port performance, including increasing train sets and slots, adding cars per train and adding crew.  Teck expects performance to improve in the second quarter as a result of these measures assuming more normal weather conditions.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might”, or “will” be taken, occur, or be achieved.  Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, changes in conditions in the steel market,, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Investor Contact: Greg Waller Teck Resources Limited Tel.: (604) 699-4014 email: greg.waller@teck.com	Media Contact: Marcia Smith Teck Resources Limited Tel.: (604) 699-4616 email: marcia.smith@teck.com